Exhibit D

STADIUM CAPITAL MANAGEMENT, LLC

January 21, 2015

BY EMAIL

Steven G. Miller

Chairman of the Board, President and Chief Executive Officer

Big 5 Sporting Goods Corporation

2525 East El Segundo Boulevard

El Segundo, CA 90245

Dear Steve:

I am deeply disappointed by the January 19 decision of the Board of Directors of Big 5 Sporting Goods Corporation (the “Company”) to (i) create a special committee that has the full authority to take “all actions” and make all decisions that the “full Board would be empowered to take or make”; and (ii) exclude me, and me alone, from this “Super Committee”. This decision, in response to the stockholder proposal submitted by Stadium Capital Management, LLC (“SCM”) concerning the declassification of the Board (the “Stockholder Proposal”), is wholly indefensible. It is premised upon an alleged conflict of interest between SCM and other non-management stockholders that is, by definition, non-existent. At the same time, it ignores the real potential conflicts of other directors, and is deliberately crafted in an overly broad manner to effectively exclude me from all Board business. In both construction and spirit, it is the embodiment of poor governance and ought to be extremely alarming to stockholders.

As I explained during the hastily-arranged Board call, there is no need for a special committee, let alone a Super Committee, as there is no conflict of interest. The only basis you gave for excluding me from this committee was that SCM is the Company’s largest stockholder and submitted a proposal to declassify the Board, and thus may have interests that diverge from those of other stockholders. That argument is absurd; SCM’s interests are of course the same as those of all non-management owners—to make certain that the Company has effective governance in the furtherance of maximizing value for all stockholders. To state the obvious, having the biggest economic interest in the Company does not create a conflict with other stockholders on governance issues—it creates complete alignment. SCM has the greatest economic incentive to monitor the Company’s performance, and filed its Stockholder Proposal to make certain that the voices of all stockholders can be heard on the issue of governance; there is no greater definition of alignment.

While inventing a supposed conflict of interest on the part of SCM, you conveniently chose to ignore the very real conflicts of other directors. For example, Steve, you have an obvious interest in maintaining an entrenched, hand-picked, and unaccountable board, yet you did not recuse yourself. Another director, G. Michael Brown, is a partner of a law firm to which the Company’s management has directed millions of dollars in legal fees over the last several years. As recently as Mr. Brown’s last election to the Board, in 2012, Institutional Shareholder Services (“ISS”) recommended a “withhold” vote because of this obvious conflict and his former role as Chairman of the Board’s Compensation Committee. Needless to say, Mr. Brown has a

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STADIUM CAPITAL MANAGEMENT, LLC

clear economic interest in protecting his relationship with existing management, one that may exceed his economic interest in maximizing the value of the Company’s shares. Yet, this conflict was, and remains, conveniently ignored. Finally, no consideration was given to the interests that other directors with minimal share ownership may have in maintaining the Company’s current staggered board/governance practices, which insulate them from stockholder scrutiny and therefore provide secure income with minimal accountability.

The creation of a special committee to discuss governance issues is wholly unnecessary; manufacturing a supposed conflict of interest to exclude the inconvenient perspective of a large non-management stockholder, while ignoring the real conflicts of other directors, is even more objectionable. Astoundingly, you did not stop there, for the committee’s authority is not limited to governance issues. Rather, at your apparent insistence (and with the acquiescence of the other directors) the Board formed a Super Committee, which is delegated full power to “take all actions and make all such determinations that the full Board would be empowered to take or make”. Your granting such authority to this Committee—and excluding me from it—suggests that the true purpose of the special committee is not simply to consider the Stockholder Proposal but more broadly to exclude me from any and all important Board deliberations. This is the very definition of bad governance. This action not only may prevent me from performing my core duties as a director, but also allows you to continue to dominate and control the Board by silencing a dissenting voice, and the voice of the largest stockholder.

I have previously discussed with the Board my concerns regarding the Company’s poor governance. SCM’s December 18 letter detailed three changes that could easily and quickly be made to the Company’s governance practices. These proposals have long been recognized as “best practices” and would surely be welcomed by the Company’s stockholders: (i) repealing the “staggered board”; (ii) adopting majority voting in director elections; and (iii) eliminating the supermajority vote requirements in the Company’s charter and bylaws. As stockholders know, poor governance practices often produce suboptimal value, and the Company serves as an unfortunate example. Whether one looks at the last five or ten years, the Company has produced negative total stockholder return and truly abysmal performance relative to peers, while directors have been almost completely insulated from accountability. This is not a coincidence.

In closing, I am deeply disappointed with your leadership of the Board, and the Board’s willingness to acquiesce to your domination. Rather than engaging in a constructive debate on governance practices, you have chosen to silence a dissenting voice, waste shareholder money on expensive lawyers, and exacerbate the Company’s governance woes by seeking to prevent me from doing my fiduciary duties as a director. Ironically, these authoritarian actions were all taken in response to a proposal seeking to enhance stockholder democracy. I believe the

Company’s stockholders must soon determine how best to respond. Non-management owners, of whom SCM is the largest, have tolerated negative stockholder returns, poor governance and limited accountability for far too long.

Very truly yours,

/s/ Dominic P. DeMarco

Dominic P. DeMarco

cc:	Board of Directors

Gary S. Meade, Secretary, Big 5 Sporting Goods Corporation